UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Nasdaq Listing Compliance

On January 15, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), received formal notice from The Nasdaq Stock Market LLC (“Nasdaq”) that Nasdaq has granted the Company’s request for a second 180-day period, through July 14, 2025, to evidence compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the “Rule”).

As previously disclosed, on July 16, 2024, Nasdaq notified the Company that it failed to evidence a closing bid price of at least $1.00 per share for the prior 30-consecutive business day period and, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), was granted a 180-calendar day grace period to regain compliance with the Rule, through January 13, 2025. Prior to the expiration of the initial grace period and in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company requested, and, on January 15, 2025, Nasdaq granted the Company a second 180-calendar day period to regain compliance with the Rule, through July 14, 2025. To regain compliance with the Rule, the Company must evidence a closing bid price of at least $1.00 per share for a minimum of 10, but generally not more than 20, consecutive business days by July 14, 2025. The Company intends to monitor its stock price and to consider all available options to regain compliance with the Rule prior to July 14, 2025, including via implementation of a reverse stock split.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer

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